                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ____)*


                            The Gillette Company
_______________________________________________________________________________
                              (Name of Issuer)


                    Common Stock, par value $1.00 per share
_______________________________________________________________________________
                         (Title of Class of Securities)


                                   375766102
_______________________________________________________________________________
                                (CUSIP Number)

  SCOTT M. STUART, KKR ASSOCIATES, DI ASSOCIATES, L.P., KKR PARTNERS II, L.P. C/O KOHLBERG KRAVIS ROBERTS & CO. 9 WEST 57TH STREET, NEW YORK, N.Y. 10019
                                  (212) 750-8300
_______________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 31, 1996
                   _________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 of 14 PAGES

                                  SCHEDULE 13D
____________________                              _____________________________
CUSIP No.  375766102                                 Page  2 of 14 Pages
____________________                              _____________________________

_______________________________________________________________________________
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
_______________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /


                                                                        (b) / /

_______________________________________________________________________________
  3  SEC USE ONLY




_______________________________________________________________________________
  4  SOURCE OF FUNDS*

      OO (see item 3)


_______________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)



_______________________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York


_______________________________________________________________________________
                  7  SOLE VOTING POWER

                                    0
               _______________________________________________________________
   NUMBER OF      8  SHARED VOTING POWER
    SHARES
  BENEFICIALLY              37,154,399
    OWNED BY   _______________________________________________________________
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                          0
     WITH      _______________________________________________________________
                 10  SHARED DISPOSITIVE POWER

                            37,154,399
_______________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,154,399


_______________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /




_______________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.67%


_______________________________________________________________________________
 14  TYPE OF REPORTING PERSON*

          PN


_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
____________________                              _____________________________
CUSIP No.  375766102                                 Page  3 of 14 Pages
____________________                              _____________________________

_______________________________________________________________________________
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR PARTNERS II, L.P.
_______________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /


                                                                        (b) / /

_______________________________________________________________________________
  3  SEC USE ONLY




_______________________________________________________________________________
  4  SOURCE OF FUNDS*

      OO (see item 3)


_______________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)



_______________________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


_______________________________________________________________________________
                  7  SOLE VOTING POWER

                            817,927
               _______________________________________________________________
   NUMBER OF      8  SHARED VOTING POWER
    SHARES
  BENEFICIALLY                      0
    OWNED BY   _______________________________________________________________
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   817,927
     WITH      _______________________________________________________________
                 10  SHARED DISPOSITIVE POWER

                                    0
_______________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,927


_______________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /




_______________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .15%


_______________________________________________________________________________
 14  TYPE OF REPORTING PERSON*

          PN


_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
____________________                              _____________________________
CUSIP No.  375766102                                 Page 4 of 14 Pages
____________________                              _____________________________

_______________________________________________________________________________
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          DI ASSOCIATES, L.P.
_______________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /


                                                                        (b) / /

_______________________________________________________________________________
  3  SEC USE ONLY




_______________________________________________________________________________
  4  SOURCE OF FUNDS*

      OO (see item 3)


_______________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)



_______________________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


_______________________________________________________________________________
                  7  SOLE VOTING POWER

                          36,336,472
               _______________________________________________________________
   NUMBER OF      8  SHARED VOTING POWER
    SHARES
  BENEFICIALLY                    0
    OWNED BY   _______________________________________________________________
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 36,336,472
     WITH      _______________________________________________________________
                 10  SHARED DISPOSITIVE POWER

                                  0
_______________________________________________________________________________
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,336,472


_______________________________________________________________________________
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /




_______________________________________________________________________________
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.52%


_______________________________________________________________________________
 14  TYPE OF REPORTING PERSON*

          PN


_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                                                            Page  5 of 14 Pages

Item 1.  Security and Issuer.

           This statement relates to shares of common stock, $1.00 par value per share, of The Gillette Company ("Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Prudential Tower Building, Boston, Massachusetts 02199.

Item 2.  Identity and Background.

           This statement is being filed jointly by KKR Associates, a New York limited partnership ("KKR Associates"), DI Associates, L.P., a Delaware limited partnership ("DI Associates") and KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners" and, together with KKR Associates and DI Associates, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

           DI Associates is principally engaged in the business of investing in securities. KKR Partners is principally engaged in the business of investing in securities of industrial and other companies. The address of the principal business and office of each of DI Associates and KKR Partners is 9 West 57th Street, New York, New York 10019.


           The sole general partner of each of DI Associates and KKR Partners is KKR Associates. KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies. The address of its principal business and office is 9 West 57th Street, New York, New York 10019.


           Messrs. Henry R. Kravis, George R. Roberts,
Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins, Scott M.

                                                            Page  6 of 14 Pages

Stuart and Edward A. Gilhuly are the general partners of KKR Associates. Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a general partner of KKR & Co. L.L.C., a Delaware limited liability company and the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

           During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                            Page  7 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

           As described in Item 4 below, no funds were used by any of the Reporting Persons in connection with the transactions described herein.

Item 4.  Purpose of Transaction.

           Pursuant to an Agreement and Plan of Merger, dated as of September 12, 1996 (the "Merger Agreement"), among the Issuer, Alaska Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), and Duracell International Inc. ("Duracell"), on December 31, 1996, Merger Sub was merged (the "Merger") with and into Duracell and Duracell became a wholly owned subsidiary of the Issuer. In the Merger, each issued and outstanding share of the common stock, par value $.01 per share, of Duracell ("Duracell Common Stock"), other than shares owned by the Issuer, Duracell or any subsidiary of the Issuer, was converted into the right to receive .904 shares of Issuer Common Stock. Prior to the Merger, DI Associates and KKR Partners were the record owners of 40,195,213 and 904,787 shares of Duracell Common Stock, respectively, which were converted into shares of Issuer Common Stock in the Merger.


           As a condition to the consummation of the Merger, each of DI Associates and KKR Partners has agreed not to sell, transfer or exchange or otherwise, directly or indirectly, dispose of, or reduce the risk of loss (by short sale or otherwise) or enter into any contract or other arrangement with respect to, or consent to the sale or exchange of or other disposition of any interest in, any securities of the Issuer until after such time as the Issuer has published financial results covering at least 30 days of combined operations of

                                                            Page  8 of 14 Pages

the Issuer and Duracell after the Effective Time of the Merger (as defined in the Merger Agreement) in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "SEC"), a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations.


           Concurrently with the execution and delivery of the Merger Agreement, the Issuer and DI Associates and KKR Partners (collectively, the "Partnerships") entered into a registration rights agreement, dated as of September 12, 1996 (the "Registration Rights Agreement").


           Pursuant to the Registration Rights Agreement, the Partnerships have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of any or all of the shares of Issuer Common Stock received by the Partnerships in the Merger (the "Registrable Securities") at any time and from time to time until the earlier of December 31, 2000 or such time as the Partnerships own less than $250 million of Registrable Securities. The Partnerships are entitled to five such "demand" registration rights under the Registration Rights Agreement. In connection with any demand request, the Partnerships must register Registrable Securities having a market value of at least $325 million. The Partnerships also have unlimited "piggyback" registration rights, exercisable until the earlier of December 31, 2002 or such time as the Partnerships own less than $250 million of Registrable Securities, with respect to registrations made by the Issuer, including registrations made on behalf of other stockholders of the Issuer. The Partnerships' demand

                                                            Page  9 of 14 Pages

and piggyback registration rights are subject to customary restrictions and limitations.

           The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities except that underwriting discounts and commissions will be at the Partnerships' expense. In addition, in connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Partnerships have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

           The registration rights with respect to the Registrable Securities may only be transferred to an affiliate of the Partnerships.

           Pursuant to the Registration Rights Agreement, the Partnerships have agreed not to sell shares of any equity securities of the Issuer within 7 days before or 90 days after the effective date of any registration statement filed by the Issuer in connection with any underwritten public offering.


           Effective January 1, 1997, Henry R. Kravis, a general partner of KKR Associates and a member of the Executive Committee of KKR Associates, was appointed to the Board of Directors of the Issuer by the directors of the Issuer.

           The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business

                                                            Page 10 of 14 Pages

opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.



           Other than as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) As of January 9, 1997, DI Associates and KKR Partners were the record owner of 36,336,472 and 817,927 shares of Issuer Common Stock, respectively, representing 6.52% and .15% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 31, 1996, after giving effect to the number of shares to be issued in the Merger). DI Associates and KKR Partners each have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Issuer Common Stock that it owns.



           DI Associates and KKR Partners, acting through their sole general partner, KKR Associates, each have the power to direct the voting of and disposition of any shares of Issuer Common Stock owned by it. As a result, KKR Associates may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by DI Associates or KKR Partners. Each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Robbins, Stuart and Gilhuly are general partners of KKR Associates, and each of Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates. As a result, each of the general partners of KKR Associates may be deemed to beneficially own any shares of Issuer

                                                            Page 11 of 14 Pages

Common Stock that KKR Associates may beneficially own or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


           (c) Except as set forth in Item 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.


           (d) No person other than DI Associates or KKR Partners has the right to receive dividends from, or the proceeds from the sale of, the shares
of Issuer Common Stock referred to in this Item 5.   To the best knowledge of
the Reporting Persons, no person, other than the respective partners of DI Associates, KKR Partners and KKR Associates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.

           (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.


           Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any

                                                            Page 12 of 14 Pages

person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

     1.    Joint Filing Agreement, dated January 9, 1997, among DI
           Associates, L.P., KKR Partners II, L.P. and KKR Associates relating to the filing of a joint statement on Schedule 13D.


     2. Registration Rights Agreement, dated as of September 12, 1996, among The Gillette Company, DI Associates, L.P. and KKR Partners II, L.P.

     3. Agreement and Plan of Merger, dated as of September 12, 1996, among The Gillette Company, Alaska Acquisition Corp. and Duracell International Inc.

                                                            Page 13 of 14 Pages

                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       KKR ASSOCIATES

                                       By /s/ Scott M. Stuart
                                          -----------------------
                                          Name:  Scott M. Stuart
                                          Title: General Partner


                                       DI ASSOCIATES, L.P.
                                       By KKR Associates
                                       General Partner

                                       By: /s/ Scott M. Stuart
                                           -----------------------
                                           Name:  Scott M. Stuart
                                           Title: General Partner


                                       KKR PARTNERS II, L.P.

                                       By KKR Associates
                                          General Partner

                                       By: /s/ Scott M. Stuart
                                           -----------------------
                                           Name:  Scott M. Stuart
                                           Title: General Partner

DATED:  January 9, 1997

                                                            Page 14 of 14 Pages


                               INDEX TO EXHIBITS

Exhibit Number   Description of Exhibits

     1.          Joint Filing Agreement, dated January 9, 1997, among
                 DI Associates, L.P., KKR Associates and KKR Partners II, L.P. relating to the filing of a joint statement on Schedule 13D.


     2. Registration Rights Agreement, dated as of September 12, 1996, among The Gillette Company, DI Associates, L.P. and
                 KKR Partners II, L.P.


     3. Agreement and Plan of Merger, dated as of September 12, 1996, among The Gillette Company, Alaska Acquisition Corp. and Duracell International Inc.